EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

						Six Months Ended
	Year Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2009
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$(4,364)	$3,468	$3,020	$2,922	$(27,763)	$1,397
Plus: Income Taxes	(2,476)	2,248	2,313	2,343	(13,737)	2,007
Fixed Charges	4,757	10,676	17,093	18,259	19,594	9,378
Earnings Available for Fixed Charges	(2,083)	16,392	22,426	23,524	(21,906)	12,782

Fixed Charges:
Interest Expense	4,450	10,273	16,687	17,837	18,918	9,020
Estimate Portion of Rental Expense Equivalent to Interest	307	403	406	422	676	358
Total Fixed Charges	4,757	10,676	17,093	18,259	19,594	9,378

Ratio of Earnings to Fixed Charges	-0.4	1.5	1.3	1.3	-1.1	1.4

Calculation of Rental Expense Equivalent to Interest
Rental Expense	921	1,209	1,217	1,265	2,028	1,075
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	307	403	406	422	676	358